Exhibit 99.1

September 11, 2019

NOT FOR DISTRIBUTION TO ANY PERSON LOCATED OR RESIDENT IN ANY JURISDICTION IN WHICH SUCH DISTRIBUTION IS UNLAWFUL.

VODAFONE GROUP PLC ANNOUNCES EARLY TENDER RESULTS AND RECEIPT OF REQUISITE CONSENTS

Vodafone Group Plc (“Vodafone” or the “Company”), the ultimate parent company of: (i) Unitymedia Hessen GmbH & Co. KG (“Hessen”); (ii) Unitymedia NRW GmbH (“NRW”); and (iii) Unitymedia GmbH (“Unitymedia”), formerly known as Unitymedia KabelBW GmbH, today announced the early tender results, as of 5:00 p.m., New York City time, on September 10, 2019 (the “Early Tender Deadline”), of its previously announced cash tender offers (collectively, the “Offers”) to purchase any and all of the outstanding 4.625% Senior Secured Notes due 2026 (the “2026 Senior Secured Notes”), 3.50% Senior Secured Notes due 2027 (the “2027 Senior Secured Notes”) and  6.25% Senior Secured Notes due 2029 (the “2029 Senior Secured Notes”) issued by NRW and Hessen, as co-issuers (the “Co-Issuers”), and any and all of the outstanding 3.75% Senior Notes due 2027 (the “2027 Senior Notes” and together with the 2026 Senior Secured Notes, the 2027 Senior Secured Notes and the 2029 Senior Secured Notes, the “Notes”) issued by Unitymedia (together with the Co-Issuers, the “Issuers” and each an “Issuer”).  The terms and conditions of the Offers and Consent Solicitations are set forth in the offer to purchase and consent solicitation statement dated August 27, 2019 (the “Offer to Purchase and Consent Solicitation Statement”). Terms used but not defined herein have meanings ascribed to them in the Offer to Purchase and Consent Solicitation Statement.

The aggregate principal amount of Notes validly tendered and not validly withdrawn at or prior to 5:00 p.m., New York City time, on September 10, 2019, is set forth in the table below.

Title of Notes	Rule 144A ISIN / Common Code	Regulation S ISIN / Common Code	Outstanding Principal Amount	Aggregate principal amount tendered	Early Tender Yield (1)	Early Tender Payment (2)(3)	Tender Offer Consideration (1)(2)(4)	Total Consideration (1)(2)(4)
4.625% Senior Secured Notes due 2026	XS1334248579 / 133424857	XS1334248223 / 133424822	€378,000,000	€360,524,700	-0.05%	€30.00	€1,059.80	€1,089.80
3.50% Senior Secured Notes due 2027	XS1197206052 / 119720605	XS1197205591 / 119720559	€500,000,000	€427,842,000	-0.05%	€30.00	€1,035.16	€1,065.16
6.25% Senior Secured Notes due 2029	XS0982713090 / 098271309	XS0982713330 / 098271333	€427,500,000	€386,881,200	-0.05%	€30.00	€1,085.84	€1,115.84
3.75% Senior Notes due 2027	XS1199439149 / 119943914	XS1199438174 / 119943817	€700,000,000	€635,194,000	-0.05%	€30.00	€1,039.77	€1,069.77

(1)               The Early Tender Yield is expressed on a semi-annual basis. The Tender Offer Consideration will be equal to the Total Consideration minus the Early Tender Payment.

(2)               Per €1,000 principal amount of Notes tendered and accepted for purchase.

(3)               Included in the Total Consideration for Notes tendered and accepted for purchase at or prior to the Early Tender Deadline.

(4)               Does not include accrued and unpaid interest that will also be paid on the Notes accepted for purchase.

Under the terms of the Offers and Consent Solicitations, holders of the Notes who have validly tendered their Notes and have not validly withdrawn their Notes at or prior to 5:00 p.m., New York City time, on September 10, 2019 will receive the Total Consideration set forth in the table above, which includes the Early Tender Payment, which is equal to €30.00 with respect to each €1,000 principal amount of the Notes of such series, plus accrued interest, with respect to such Notes. The Early Settlement Date is expected to occur on September 12, 2019, the second business day following the Early Tender Deadline.

Holders who validly tender their Notes after the Early Tender Deadline, but at or prior to 11:59 p.m., New York City time, on September 24, 2019 (the “Expiration Time”), will receive the Tender Offer Consideration set forth in the table above, plus accrued interest. The applicable Tender Offer Consideration for each €1,000 principal amount of Notes validly tendered after the Early Tender Deadline, but at or prior to the Expiration Time is equal to the applicable Total Consideration minus the Early Tender Payment.

The Company also announced the results of the Issuers’ previously announced solicitation of consents of holders of the Notes to certain proposed amendments to the indentures governing the Notes (the “Consent Solicitations”).  In order for the Proposed Amendments to be adopted with respect to any given series of Notes, Consents must be received in respect of at least a majority of the aggregate principal amount (the “Requisite Consents”) of the Notes of such series then outstanding.  As the Requisite Consents have been received, the Issuers will execute and deliver Supplemental Indentures to the Indentures giving effect to the Proposed Amendments on September 12, 2019. The Supplemental Indentures will become effective upon execution and the Proposed Amendments will become operative upon the Company accepting and making payment for all Notes tendered in the Offers and Consent Solicitations on September 12, 2019.

When the Proposed Amendments become operative, among other things, substantially all of the restrictive covenants and certain events of default under the Indentures will be eliminated and certain reporting requirements will be terminated.

Subject to the General Conditions to the Offers and the Consent Solicitations having been either satisfied or waived, the Company will purchase Notes that have been validly tendered after the Early Tender Deadline and at or prior to the Expiration Date, promptly following the Expiration Date (the settlement date of such purchase being the “Final Settlement Date”). The Final Settlement Date is expected to occur on September 26, 2019, the second business day following the Expiration Date.

Change of Control Offer

On August 27, 2019, in order to comply with the Issuers’ obligations under the Indentures, Vodafone commenced the Change of Control Offer at the Change of Control Offer Price, plus accrued and unpaid interest, if any, on the Notes repurchased to the Change of Control Purchase Date. The Change of Control Offer will expire at 11:59 p.m., New York City time, on September 24, 2019 (unless extended by the Company). Tenders of Notes pursuant to the Change of Control Offer will not result in the giving of a Consent pursuant to the Consent Solicitations, and Holders of a series of Notes tendered in the relevant Change of

Control Offer will not, under any circumstances be entitled to the Total Consideration or the Tender Offer Consideration with respect to Notes of such series. HOLDERS SHOULD NOTE THAT EACH OF THE TOTAL CONSIDERATION AND THE TENDER OFFER CONSIDERATION WILL BE HIGHER THAN THE CHANGE OF CONTROL OFFER PRICE UNDER THE CHANGE OF CONTROL OFFER.  HOLDERS SHOULD ALSO NOTE THAT THE CHANGE OF CONTROL OFFER PRICE REPRESENTS A SIGNIFICANT DISCOUNT TO THE CURRENT TRADING PRICE OF THE NOTES. The procedures for tendering Notes in the Offers and in the Change of Control Offer are separate. Notes of a series tendered in the Offers may not be tendered in the Change of Control Offer with respect to Notes of such series, and Notes of a series tendered in the Change of Control Offer may not be tendered in the Offers with respect to Notes of such series.

Additional Information

This announcement should be read in conjunction with the Offer to Purchase and Consent Solicitation Statement which contains additional details not contained herein. Holders are advised to read carefully the Offer to Purchase and Consent Solicitation Statement for full details of, and information on the procedures for participating in, the Offers and Consent Solicitations, in addition to certain considerations relating to the Notes that are not tendered pursuant to the Offers or the Change of Control Offer. Copies of the Offer to Purchase and Consent Solicitation Statement are available at the following website: https://sites.dfkingltd.com/vodafone. Requests for documents relating to the Offers and Consent Solicitations may be directed to D.F. King, the Information and Tender Agent in connection with the Offers and Consent Solicitations, at +1 (800) 714-3306 or +1 (212) 269-5550 (Banks and Brokers) or +44 20 7920 9700 (UK) or by e-mail at vodafone@dfkingltd.com. Deutsche Bank AG, London Branch and Merrill Lynch International will act as Dealer Managers for the Offers and Consent Solicitations.  Questions regarding the Offers and Consent Solicitations may be directed to Deutsche Bank AG, London Branch at +44 20 7545 8011 or Merrill Lynch International at +44 20 7996 5420 and DG.LM_EMEA@baml.com.

Questions regarding the procedures for tendering Notes pursuant to the Change of Control Offer may be directed to D.F. King, which is acting as the Information and Tender Agent in connection with the Change of Control Offer, at +1 (800) 714-3306 or +1 (212) 269-5550 (Banks and Brokers) or +44 20 7920 9700 (UK) or by e-mail at vodafone@dfkingltd.com.

Offer Restrictions

General Notice to Investors

The Offers and Consent Solicitations do not constitute an offer to buy or the solicitation of an offer to sell Notes in any circumstances in which such offer or solicitation is unlawful. We are not aware of any jurisdiction where the making of the Offers and Consent Solicitations is not in compliance with the laws of such jurisdiction. If we become aware of any jurisdiction where the making of the Offers and Consent Solicitations would not be in compliance with such laws, we will make a good faith effort to comply with any such laws or may seek to have such laws declared inapplicable to the Offers and Consent Solicitations. If, after such good faith effort, we cannot comply with any such applicable laws, the Offers and Consent Solicitations will not be made to Holders of Notes residing in each such jurisdiction.

In any jurisdictions where the securities or other laws require the Offers and Consent Solicitations to be made by a licensed broker or dealer and the Dealer Managers or, where the context so requires, their respective affiliates are licensed brokers or dealers in that jurisdiction, the Offers and Consent Solicitations shall be deemed to be made on behalf of the Company and the Issuers, respectively, by the Dealer Managers or affiliates (as the case may be) in such jurisdiction.

By tendering your securities, or instructing your custodian to tender your securities, you are representing and warranting that you are not a person to whom it is unlawful to make an invitation to tender pursuant to the Offers and Consent Solicitations under applicable law, and you have observed (and will observe) all laws of relevant jurisdictions in connection with your tender, and are deemed to give certain representations in respect of the jurisdictions referred to above and generally as set out in “Procedures for Tendering Notes and Delivering Consents.” If you are unable to make these representations, your tender of Notes for purchase may be rejected. Each of the Company, the Issuers, the Trustee, the Information and Tender Agent or the Dealer Managers reserves the right, in their absolute discretion, to investigate, in relation to any tender of Notes for purchase, and delivery of Consents, pursuant to the Offers and Consent Solicitations, whether any such representation given by a Holder is correct and, if such investigation is undertaken and as a result, we determine (for any reason) that such representation is not correct, such tender may be rejected.

Italy

None of the Offers and Consent Solicitations, this announcement, the Offer to Purchase and Consent Solicitation Statement or any other document or materials relating to the Offers and Consent Solicitations have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations. Each Offer and Consent Solicitation is being carried out in Italy as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Holders or beneficial owners of the Notes that are located in Italy can tender Notes for purchase in the Offers and Consent Solicitations through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes and/or the Offers and Consent Solicitations.

United Kingdom

The communication of this announcement, the Offer to Purchase and Consent Solicitation Statement and any other documents or materials relating to the Offers and Consent Solicitations is not being made and such documents and/or materials have not been approved by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”)) or persons who are within Article 43(2) of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order.

France

Each Offer and Consent Solicitation is not being made, directly or indirectly, to the public in the Republic of France (“France”). None of this announcement, the Offer to Purchase and Consent Solicitation Statement or any other document or material relating to the Offers and Consent Solicitations has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés), acting for their own account, with the exception of individuals, within the meaning ascribed to them in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French Code monétaire et financier, and applicable regulations thereunder, are eligible to participate in the Offers and Consent Solicitations. The Offer to Purchase and Consent Solicitation Statement has not been and will not be submitted for clearance to nor approved by the Autorité des Marchés Financiers.

Belgium

None of this announcement, the Offer to Purchase and Consent Solicitation Statement or any other documents or materials relating to the Offers and Consent Solicitations have been submitted to or will be submitted for approval or recognition to the Belgian Financial Services and Markets Authority (Autoriteit voor financiële diensten en markten / Autorité des services et marchés financiers) and, accordingly, the Offers and Consent Solicitations may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of 1 April 2007 on public takeover bids as amended or replaced from time to time. Accordingly, the Offers and Consent Solicitations may not be advertised and the Offers and Consent Solicitations will not be extended, and none of this announcement, the Offer to Purchase and Consent Solicitation Statement or any other documents or materials relating to the Offers and Consent Solicitations (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than “qualified investors” in the sense of Article 10 of the Belgian Law of 16 June 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets, acting on their own account. Insofar as Belgium is concerned, the Offer to Purchase and Consent Solicitation Statement has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Offers and Consent Solicitations. Accordingly, the information contained in the Offer to Purchase and Consent Solicitation Statement may not be used for any other purpose or disclosed to any other person in Belgium.

Forward-Looking Statements

The above announcement contains “forward-looking” which involve risks and uncertainties. All statements, other than statements of historical facts, that are included in or incorporated by reference into this announcement, or made in presentations, in response to questions or otherwise, that address activities, events or developments that the Company expects or anticipates to occur in the future, including such matters as projections, capital allocation, future capital expenditures, business strategy, competitive strengths, goals, future acquisitions or dispositions, development or operation of power generation assets, market and industry developments and the growth of its business and operations (often, but not always, through the use of words or phrases such as “believes,” “plans,” “intends,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “projection,” “target,” “goal,” “objective,” “outlook” and similar expressions), are forward-looking statements. These statements are based on the Company’s current expectations, estimates and assumptions and are subject to many risks, uncertainties and unknown future events that could cause actual results to differ materially.  Actual results may differ materially from those set forth in this press release due to the risks and uncertainties inherent to transactions of this nature.  Any forward-looking statement speaks only as of the date on which it is made, and except as may be required by applicable law, the Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.